Grom Social Enterprises, Inc.

August 23, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

 Attn: William Mastrianna, Esq.

Re:	Grom Social Enterprises, Inc., f/k/a Illumination America, Inc.;

Request to Withdraw Post-Effective Amendment to Registration Statement on Form S-1 (File No. 333-208968)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the above referenced company (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Post-Effective Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2017.

The Registrant submits this request for immediate withdrawal as it does not wish to proceed with the contemplated public offering at this time. The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registration Statement has not been declared effective by the Commission.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.

The Registrant advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practical date hereafter.  Please provide a copy of the Order to the undersigned via email at mel@gromsocial.com, with a copy to Andrew I., Telsey, Esq., via email at andrew@telseylaw.com.

If you have any questions regarding this request, please contact Mr. Telsey at: (303) 768-9221.

Thank you for your attention to this matter.

Sincerely,

GROM SOCIAL ENTERPRISES, INC.

By:	/s/ Melvin Leiner
Melvin Leiner
Executive Vice President

cc:  Andrew I. Telsey, Esq. (via email only)